United States
                     Securities and Exchange Commission


                                Form NT 10-Q

                         Notification of Late Filing
                                Form 10-Q
                     For Period ending November 14, 1998


PART I - REGISTRANT INFORMATION

Full Name of Registrant:                 UStel, Inc.
Address of Principal Executive Office:   2033 Sixth Avenue, Suite 401
City, State and Zip Code:                Seattle, WA 98121


PART II - RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to rule 12b-25(b), the following should be completed.

(b) The subject annual report, semi-annual report, transition report on Form 10K, Form 20-F, 11-K Form N-SAR or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report of transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date.

PART III- Narrative

The Form 10-Q cannot be filed by November 14, 1998, because, in connection with closing the merger and financing related to the acquisition of Arcada Communications by UStel on June 25, 1998, UStel has encountered numerous issues relating to the consolidation and corporate restructuring of the combined companies. As a result of the (i) variety and complexity of the issues faced by UStel in connection with the consolidation of the combined companies' operations and, (ii) the cost and expertise required to resolve certain issues relating to the consolidation and corporate restructuring of the combined companies, UStel could not timely file Form 10-Q without incurring unreasonable effort or expense.
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PART IV - OTHER INFORMATION

(1) Name and telephone number of person to contact in regard to this notification:

David M. Otto    (206) 505-4508

(2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports) been filed? If answer is no, identify reports

  8-K                                                  ( ) Yes   (X)No

(3) It is anticipated that UStel's 10-Q will reflect a significant change in the results of operations as reflected by UStel's earnings statements from the corresponding period for 1997. The anticipated change is associated with the consolidation and corporate restructuring of the combined companies. UStel was not faced with the operational and financial issues associated with consolidation and restructuring of the Arcada acquisition during the corresponding period for 1997. It is anticipated that the results of UStel's operations for the third quarter 1998 will reflect negative net earnings of approximately ($6,500,000.00) as compared to negative net earnings for the third quarter 1997 of approximately ($2,700,000.00).


UStel, Inc. has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.


Date: November 12, 1998               By: /s/ David M. Otto
                                         _____________________

                                         David M. Otto
                                         General Counsel